BION ENVIRONMENTAL TECHNOLOGIES, INC.

Box 566/1774 Summitview Way

Crestone, Colorado 81131

December 12, 2011

Via EDGAR Correspondence

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC  20549

Attn:  Ms. Chanda DeLong

Re:

Bion Environmental Technologies, Inc.

Form 10-K for Fiscal Year Ended June 30, 2011

Filed September 21, 2011

File No. 000-19333

Dear Ms. DeLong

The purpose of this letter is to respond to the Staff’s comment letter of December 9, 2011 (the “Comment Letter”) to the Company with respect to the above-referenced filing.  Set forth below in bold is the comment from the Comment Letter, followed in by the Company’s response.

Signatures

1.

Please revise the second half of your signature page so that Mark Smith also signs in his individual capacity as Principal Accounting Officer.

Management Response:

The Company agrees that in all future filings which are signed by Mark Smith, we will also indicate that he is signing in his individual capacity as Principal Accounting Officer.

* * * * *

In connection with the Company’s response to the Comment Letter, the Company hereby acknowledges that:

•

The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•

Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•

The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please feel free to contact me at (303) 517-5302 should you have any questions regarding this response.

Very truly yours,

BION ENVIRONMENTAL TECHNOLOGIES, INC.

/s/ Mark Smith

Mark Smith

President